December 12, 2006

Mr. Michael Volley
Mr. Kevin W. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Sanpaolo IMI S.p.A. Form 20-F for the period ended December 31, 2005 Filed June 29, 2006 File No. 1-14870

Dear Mr. Volley and Mr. Vaughn:

     Thank you very much for your letter dated November 30, 2006, (the “November Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Sanpaolo IMI S.p.A. and its subsidiaries (“Sanpaolo IMI” or the “Group”, also referred to in this letter as “we”), which was filed with the Commission on June 29, 2006. The November Letter follows our response letter dated October 27, 2006 (the “October Response Letter”) to the Staff comments to the 2005 Form 20-F set forth in your letter dated September 25, 2006.

     In our future filings, we intend to include the revisions proposed in the October Response Letter as well as the revisions proposed below in response to the Staff’s comments in the November Letter. To facilitate the Staff’s review, we have reproduced the captions of the Staff’s comments in bold face text. Our response follows each comment.

     Capitalized terms used but not defined herein have the meanings set forth in the 2005 Form 20-F.

Results of Operations by Business Sector for the Two Years Ended December 31, 2005, page 115

1.	You state in your response to comment 1 from our September 25, 2006 letter that you believe RoRAC is useful for investors because it enables them to compare the profitability for each Business Sector in relation to the capital absorbed by such Business Sector. Please revise future filings to disclose that statement, if true, in this section.

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.400.089.095,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6

2

     Response:

     We will include the proposed revision in our future filings. Please see Appendix 1 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

2.	We note your response to comment 2 from our September 25, 2006 letter. Please revise the footnotes to the reconciliation in future filings to provide a more clear explanation of the reason of each adjustment is made.

Reconciliation between Audited and Reclassified Income Statements, page 123>

     Response:

     We will include the proposed revision in our future filings. Please see Appendix 2 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

3.	Please revise future filings to provide a tabular reconciliation between unadjusted GAAP segment results and reclassified segment results. Please include footnotes to the reconciliation explaining the reason for each adjustment and how the amounts were determined.

Response:

              We intend to include the proposed revision in our future filings. Please see Appendix 3 this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-6

4.	We note your response to comment 5 from out September 25, 2006 letter. In future filings, please have your independent public accountants revise their audit opinion more clearly state that they have responsibility for the “conversion” of the GEST financial statements to EU GAAP.

Response:

            The independent public accountants of our subsidiary, GEST, will revise their opinion in future filings to more clearly state that they have responsibility for the conversion of the GEST financial statement to EU GAAP.

Section 17 – Insurance Asset and Liabilities

Financial Products Not Included Under Separate Management, page F-32

5.	We note your response to comment 9 from our September 25, 2006 letter. In future filings, please revise to more clearly disclose your accounting policies for financial liabilities measured at fair value and those measured at amortized cost.

Response:

3

            We will state in future filings that financial products that are not subject to significant insurance risk, are not included under separate management, and therefore do not contain discretionary profit sharing features, are shown in the financial statements as financial liabilities and are measured at fair value, on the basis of the option provided (Fair Value Option) or at amortized cost. Please see Appendix 4 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

C - Securitization and Sales of Asset Transactions

C.1 Securitization Transaction, page F-131

6.	We note your response to comment 18 from our September 25, 2006 letter. In future filings, please revise your disclosure to more clearly state that both Sanpaolo Leasint S.p.A. and Split2 have been consolidated and transactions between these two entities are eliminated in consolidation.

Response:

         We will state in future filings that the special purpose vehicle Split 2 is consolidated in the financial statements of the Group, together with Sanpaolo Leasint, the subsidiary performing the securitization transaction. As a result, assets, liabilities, gains and losses from transactions between Sanpaolo Leasint and Split2 are eliminated through consolidation. Please see Appendix 5 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

         We would like to express our appreciation for your co-operation in these matters and are available to discuss any of our responses with you at any time.

Very truly yours,

/s/ Bruno Picca__________________
Bruno Picca
Head of Finance and Administration
Department
Sanpaolo IMI S.p.A.

Appendix 1- Response to Staff Comment 1

2005 Form 20-F – page 115

     We propose to amend the following paragraph on page 115 of the 2005 Form 20-F as highlighted below:

     Finally, the profitability of each Business Sector was expressed in terms of RORAC (Return on Risk Adjusted Capital), allocating the Business Sector's contribution to the net profit of the Group by its average absorbed capital quantified in accordance with VaR analysis. The financial measures used herein (return on equity or RoE and return on risk adjusted capital or RORAC) are non-GAAP financial measures. Management believes that there are no meaningful comparable financial measures and that such non-GAAP financial measures provide meaningful information. It is on such measures that Sanpaolo IMI has developed its strategies and such measures are commonly used by financial institutions and in market practice. Management also believes that RoRAC is useful for investors because it allows for the comparison of the profitability of each Business Sector in relation to the capital absorbed by the Business Sector.

     In the Savings and Assurance Business Sector, profitability was calculated dividing the Business Sector's contribution to the net profit of the Group by the amount of net shareholders' equity of Banca Fideuram (excluding net profit for the year) and the average absorbed capital of Assicurazioni Internazionali di Previdenza (A.I.P.).

A-1-1

APPENDIX 2 – Response to Staff Comment 2

2005 Form 20-F - Page 123

     We propose to amend the footnotes to the reconciliation table between audited and reclassified income statements on page 123 of the 2005 Form 20-F as highlighted below:

Reconciliation Between Audited and Reclassified Income Statements

     The following tables show the reconciliation between our audited income statement, which is included in the Consolidated Financial Statements included elsewhere in this annual report, and our reclassified income statement, which is presented primarily for purposes of management's Operating and Financial Review and Prospects. In particular, the tables show which items in the audited income statement were broken down into two or more items, or reclassified to other items, for purposes of the reclassified income statement.

Year ended December 31, 2005

AUDITED INCOME STATEMENT (in millions of €)			Combinations	Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT
10.	Interest income and similar
	revenues		8,235
20.	Interest expense and similar
	charges		(3,786)
30.	Net interest income		4,449
						(702)	a
				48	b
A	Net interest income							3,795
40.	Commission income		4,166
50.	Commission expense		(758)
60.	Net commission		3,408
						68	c
B	Net commissions							3,476
70.	Dividends and similar revenues		475			(475)	d
	Profit (losses) on financial
80.	trading activities		104			(104)	e
90.	Fair value adjustments from
	hedge accounting		(4)			4	f
100.	Profit (loss) from sale or
	repurchase of:
	a)	loans	57
		available for sale financial
	b)	assets	347			(347)	g
	c)	held to maturity investments
	d)	financial liabilities	(10)			9	h
						2	r

A-2-1

AUDITED INCOME STATEMENT (in millions of €)			Combinations	Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT
C	Income from credit disposals,
	assets held to maturity and
	repurchase of non-hedged
	financial liabilities							58
						475	d
						104	e
						(4)	f
						347	g
						(9)	h
110.	Profits (losses) on financial
	assets and liabilities designated
	at fair value		219
						(696)	i
						90	l
D	Dividends and income from
	other financial assets and
	liabilities							526
				116	m
E	Profits (losses) on equity
	shareholdings							116
130.	Impairment losses/write-backs to:
	a)	loans	(437)	437	b
		available-for-sale financial
	b)	assets	(1)			1	n
	c)	held to maturity investments	—
	d)	other financial transactions	(4)			4	o
150.		Net insurance premiums	3,599
160.		Balance of other income
		(charges) arising on insurance
		activities	(4,496)
						702	a
						(68)	c
						696	i
						(2)	r
F	Income from insurance
	business							431
				(485)	b
						(4)	o
G	Net adjustments to loans							(489)
						(1)	n
H	Net adjustments to other
	financial assets							(1)
180.	Administrative costs:
	a)	Personnel	(2,839)
	b)	Other	(1,514)			1,514	p
190.	Net provisions for risks and
	charges		(53)			53	q

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AUDITED INCOME STATEMENT (in millions of €)		Combinations	Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT
I	Personnel costs						(2,839)
	b) Other				(1,514)	p
L	Other administrative costs						(1,514)
200.	Net adjustments to tangible	(239)
	assets
210.	Net adjustments to intangible	(198)
	assets
M	Net adjustments to tangible
	and intangible assets						(437)
220.	Operating cost (I+L+M)	(4,790)
	Other operating income
	(expense)
240.	Profit (losses) on investments in
	associates and companies subject
	to joint control	70	(116)	m
			46	m
N	Other net income (expenses)						74
260.	Impairment of goodwill	(1)
			(46)	m
O	Impairment of goodwill	17					(47)
270.	Profit (losses) on disposal of
	investments
P	Profits (losses) from disposals
	of investments						17
					(53)	q
					(90)	l
Q	Net provisions for risks and
	charges						(143)
290.	Income taxes for the period	(948)
R	Taxes for the period						(948)
310.	Profit (losses) from discontinued
	operations	(35)
S	Profits (losses) on discontinued
	groups of operations						(35)
330.	Income (loss) for the period
	attributable to minority interests	(57)
T	Profit attributable to minority
	interest						(57)
340	Profit attributable to equity
.	holders of the Parent	(1,983
	NET PROFIT						1,983

(a) Reclassification of positive/(negative) net interest income of insurance sector from "30. Net interest income" in the audited income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was made in order to exclude income from insurance activities from net interest income of the core banking business.

(b) Breakdown of line 130. a) "Impairment losses/write-backs to loans" in the audited income statement in to "A. Net interest income" and in to "G. Net adjustment to loans" in the reclassified income statement. The adjustment was made in order to include late interest payments related to non-performing loans in net interest income.

(c) Reclassification of (positive)/negative net commissions of insurance sector from "60. Net commissions" in the audited income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was

A-2-3

made in order to present separately net commissions of the core banking business and net commissions related to insurance activities.

(d) Reclassification of losses on repurchase of financial liabilities subject to hedging from line 70. "Dividends and similar revenues" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(e) Reclassification from line 80. "Profit (losses) on financial trading activities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(f) Reclassification from line 90. "Fair value adjustments from hedge accounting" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(g) Reclassification from line 100 b) "Profit (loss) from sale or repurchase of available for sale financial assets" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(h) Reclassification from line item 100. d) "Profit (loss) from sale or repurchase of financial liabilities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(i) Reclassification of the insurance sector contribution from line "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was made in order to exclude income from insurance activities from income related to dividends and income from other financial assets and liabilities of the core banking business.

(l) Reclassification of utilization of provision for risks and charges on Italenergia Bis from "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement to "Q. Net provisions for risks and charges" in the reclassified income statement. The adjustment was made in order to aggregate in the reclassified statement of income

A-2-4

the utilization of provisions established for risks associated with Italenergia Bis with other income/charges related to the Italenergia Bis transaction.

(m) Breakdown of line item 240. "Profit (losses) on investments in associates and companies subject to joint control" in the audited income statement to "E. Profits (losses) on equity shareholdings" and "O. Impairment of goodwill" in the reclassified income statement. The adjustment was made in order to separately show in separate line items of the reclassified income statement (“E. Profit (losses) on equity shareholdings” and “O. Impairment of goodwill”) amounts which are cumulatively reflected in the audited income statement in line item 240. “Profit (losses) on investments in associates and companies subject to joint control” in the audited income statement.

(n) Reclassification from line item 130. b) "Impairment losses/write-backs to available-for-sale financial assets" in the audited income statement to "H. Net adjustment to other financial assets" in the reclassified income statement. The adjustment was made in order to separately report net adjustments to other financial assets of the core banking business and net adjustments to other financial assets related to insurance activities.

(o) Reclassification from line item 130. d) "Impairment losses/write-backs to other financial transaction" in the audited income statement to "G. Net adjustments to loans" in the reclassified income statement. . The adjustment was made in order to separately report net adjustments to loans of the core banking business and net adjustments to transactions related to insurance activities.

(p) Reclassification from line item 180. b) "Other Administrative costs" in the audited income statement to "L. Other administrative costs" in the reclassified income statement. The adjustment was made in order to separately report the amounts related to “Personnel costs” and the amounts related to “Other administrative costs”.

(q) Reclassification from line item 190. "Net provisions for risks and charges" in the audited income statement to "Q. Net provisions for risks and charges" in the reclassified income statement. The adjustment was made in order to reclassify the amount related to the net provision for risks and charges of the audited income statement to the respective line item of the reclassified income statement . The amount and composition of the line item "Net provisions for risks and charges" are the same in both the audited income statement and the reclassified income statement.

(r) Adjustments due to rounding.

A-2-5

Appendix 3- Response to Staff Comment 3

2005 Form 20-F – page 123 and page F-116

     We propose to insert the following reconciliation table and the footnotes appertaining thereto on page F-116 of the 2005 Form 20-F under the header “Part D – Segment Reporting”.

PART D—SEGMENT REPORTING

Reconciliation Between Audited and Reclassified Income Statements

     The following tables show the reconciliation between our audited income statement and our primary segment reporting, which are included in the Consolidated Financial Statements included elsewhere in this annual report, and our reclassified income statement, which is presented primarily to disclose and analyse the results of our Business Sectors’. In particular, the tables show which items in the audited income statement were broken down into two or more items, or reclassified to other items, for purposes of the reclassified income statement as well as which items of the reclassified income statement were aggregated to comprise the items of our primary segment reporting.

Year ended December 31, 2005

AUDITED INCOME STATEMENT (in millions of €)		Combinations	Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT	PRIMARY SEGMENT REPORTING (Group Total)
10.	Interest income and similar
	revenues	8,235
20.	Interest expense and similar
	charges	(3,786)
30.	Net interest income	4,449
					(702)	a
			48	b
A	Net interest income						3,795
40.	Commission income	4,166
50.	Commission expense	(758)
60.	Net commission	3,408
					68	c
B	Net commissions						3,476
70.	Dividends and similar revenues	475			(475)	d
80.	Profit (losses) on financial trading
	activities	104			(104)	e
90.	Fair value adjustments from hedge
	accounting	(4)			4	f
100.	Profit ( loss) from sale or
	repurchase of:
	a) loans	57
	b) available for sale financial assets	347			(347)	g
	c) held to maturity investments
	d) financial liabilities	(10)			9	h
					2	r
C	Income from credit disposals,
	assets held to maturity and
	repurchase of non-hedged
	financial liabilities						58
					475	d
					104	e

A-3-1

AUDITED INCOME STATEMENT (in millions of €)		Combinations	Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT	PRIMARY SEGMENT REPORTING (Group Total)
					(4)	f
					347	g
					(9)	h
110.	Profits (losses)on equity
	shareholdings	219
					(696)	i
					90	l
D	Dividends and income from other
	financial assets and liabilities						526
			116	m
E	Profits (losses) on equity
	shareholdings						116

	Profits on equity shareholders							116*
130.	Impairment losses/write-backs to:
	a) loans	(437)	437	b
	b) available-for-sale financial assets	(1)			1	n
	c) held to maturity investments	-
	d) other financial transactions	(4)			4	o
150.	Net insurance premiums	3,599
160.	Balance of other income (charges)
	arising on insurance activities	(4,496)
					702	a
					(68)	c
					696	i
					(2)	r
F	Income from insurance business						431

	Revenues of the sector							8,402**
			(485)	b
					(4)	o
G	Net adjustments to loans						(489)

	Net adjustments to loans							(489)***
					(1)	n
H	Net adjustments to other financial
	assets						(1)
180.	Administrative costs:
	a) Personnel	(2,839)
	b) Other	(1,514)			1,514	p
190.	Net provisions for risks and charges	(53)			53	q
I	Personnel costs						(2,839)
	b) Other				(1,514)	p
L	Other administrative costs						(1,514)
200.	Net adjustments to tangible assets	(239)
210.	Net adjustments to intangible assets	(198)
M	Net adjustments to tangible and
	intangible assets						(437)

	Net adjustments to tangible and intangible assets							(437)****

A-3-2

AUDITED INCOME STATEMENT (in millions of €)		Combinations		Breakdowns		Reclassifications		RECLASSIFIED INCOME STATEMENT	PRIMARY SEGMENT REPORTING (Group Total)
	Operating cost (I+L+M)	(4,790)
220.	Other operating income (expense)	74
240.	Profit (losses) on investments in
	associates and companies subject to
	joint control	70		(116)	m
				46	m
N	Other net income (expenses)							74
260.	Impairments of goodwill	(1)
		(46)	m
O	Impairment of goodwill							(47)
270.	Profit (losses) on disposal of
	investments	17
P	Profit (losses) from disposal of
	investments							17
						(53)	q
						(90)	l
Q	Net provisions for risks and
	charges							(143)
290.	Income taxes for the period	(948)

	Result of the sector								3,023*****
R	Taxes for the period							(948)
310.	Profit (losses) from discontinued
	operations	(35)
	Profits (losses) on discontinued
S	groups of operations							(35)
330.	Income (loss) for the period
	attributable to minority interests	(57)
	Profit attributable to minority
T	interest							(57)
340.	Profit attributable to equity holders
	of the Parent	1,983
	NET PROFIT							1,983

(a)   Reclassification of positive/(negative) net interest income of insurance sector from "30. Net interest income" in the audited income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was made in order to exclude income from insurance activities from net interest income of the core banking business.

(b)   Breakdown of line 130. a) "Impairment losses/write-backs to loans" in the audited income statement in to "A. Net interest income" and in to "G. Net adjustment to loans" in the reclassified income statement. The adjustment was made in order to include late interest payments related to non-performing loans in net interest income.

(c)   Reclassification of (positive)/negative net commissions of insurance sector from "60. Net commissions" in the audited income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was made in order to present separately net commissions of the core banking business and net commissions related to insurance activities.

(d)   Reclassification of losses on repurchase of financial liabilities subject to hedging from line 70. "Dividends and similar revenues" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and

A-3-3

dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(e)   Reclassification from line 80. "Profit (losses) on financial trading activities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(f)   Reclassification from line 90. "Fair value adjustments from hedge accounting" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(g)   Reclassification from line 100 b) "Profit (loss) from sale or repurchase of available for sale financial assets" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(h)   Reclassification from line item 100. d) "Profit (loss) from sale or repurchase of financial liabilities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement. The adjustment was made in order to (i) aggregate current income from transactions in financial instruments (whether realized or measured at fair value), profits or losses on the available for sales portfolio and dividends in line item "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement and (ii) aggregate the profit (loss) from sale or repurchase of loans and held to maturity investments in line item “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities” in the reclassified income statement.

(i)   Reclassification of the insurance sector contribution from line "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement to "F. Income from insurance business" in the reclassified income statement. The adjustment was made in order to exclude income from insurance activities from income related to dividends and income from other financial assets and liabilities of the core banking business.

(l)   Reclassification of utilization of provision for risks and charges on Italenergia Bis from "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement to "Q. Net provisions for risks and charges" in the reclassified income statement. The adjustment was made in order to aggregate in the reclassified statement of income the utilization of provisions establised for risks associated with Italenergia Bis with other income/charges related to the Italenergia Bis transaction.

(m)   Breakdown of line item 240. "Profit (losses) on investments in associates and companies subject to joint control" in the audited income statement to "E. Profits (losses) on equity shareholdings" and "O. Impairment of goodwill" in the reclassified income statement. The adjustment was made in order to separately show in separate line items of the reclassified income statement (“E. Profit (losses) on equity shareholdings” and “O. Impairment of goodwill”) amounts which are

A-3-4

cumulatively reflected in the audited income statement in line item 240. “Profit (losses) on investments in associates and companies subject to joint control” in the audited income statement.

(n)   Reclassification from line item 130. b) "Impairment losses/write-backs to available-for-sale financial assets" in the audited income statement to "H. Net adjustment to other financial assets" in the reclassified income statement. The adjustment was made in order to separately report net adjustments to other financial assets of the core banking business and net adjustments to other financial assets related to insurance activities.

(o)   Reclassification from line item 130. d) "Impairment losses/write-backs to other financial transaction" in the audited income statement to "G. Net adjustments to loans" in the reclassified income statement. . The adjustment was made in order to separately report net adjustments to loans of the core banking business and net adjustments to transactions related to insurance activities.

(p)   Reclassification from line item 180. b) "Other Administrative costs" in the audited income statement to "L. Other administrative costs" in the reclassified income statement. The adjustment was made in order to separately report the amounts related to “Personnel costs” and the amounts related to “Other administrative costs”.

(q)   Reclassification from line item 190. "Net provisions for risks and charges" in the audited income statement to "Q. Net provisions for risks and charges" in the reclassified income statement. The adjustment was made in order to reclassify the amount related to the net provision for risks and charges of the audited income statement to the respective line item of the reclassified income statement . The amount and composition of the line item "Net provisions for risks and charges" are the same in both the audited income statement and the reclassified income statement.

(r)   Adjustments due to rounding.

* This segment line item corresponds to line item “E. Profits (losses) on equity shareholdings” of the reclassified income statement.

** This segment line item represents the sum of line items “A. Net Interest Income”, “B. Net Commissions”, “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities”, “D. Dividends and income from other financial assets and liabilities”, “E. Profits (losses) on equity shareholdings” and “F. Income from insurance business” of the reclassified income statement.

*** This segment line item corresponds to line item “G. Net Adjustments to loans” of the reclassified income statement.

**** This segment line item corresponds to line item “M. Net adjustments to tangible and intangible assets” of the reclassified income statement.

***** This segment line item represents the sum of line items “A. Net Interest Income”, “B. Net Commissions”, “C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities”, “D. Dividends and income from other financial assets and liabilities”, “E. Profits (losses) on equity shareholdings”, “F. Income from insurance business”, “G. Net Adjustments to loans”, “H. Net Adjustments to other financial assets”, “I. Personnel cost”, “L. Other administrative costs”, “M. Net adjustments to tangible and intangible assets”, “N. Other net income”, “O. Impairment of goodwill”, “P. Profit (losses) from disposal of investments” and “Q. Net provisions for risks and charges” of the reclassified income statement.

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APPENDIX 4 – Response to Staff Comment 5

2005 Form 20-F - Page F-32

     We propose to amend the following paragraphs on page F-32 of the 2005 Form 20-F as highlighted below:

Financial Products Not Included Under Separate Management

     Financial products that are not subject to significant insurance risk and are not included under separate management, and which therefore do not contain discretionary profit sharing features, are shown in the financial statements as financial liabilities and are measured at fair value, on the basis of the option provided (Fair Value Option) or at amortized cost. These financial products are mostly represented by index-linked policies and some of the unit-linked ones, as well as those specific asset policies that are not included under separate management. These products are accounted for according to the principles set forth in IAS 39, as summarized below:

•	~~the products are shown in the financial statements as financial liabilities and are measured at fair value, on the basis of the option provided or at amortized cost. In particular, t~~ The portion of index- and unit-linked policies that are considered investment contracts are measured at fair value, whereas the policies with specific asset ~~products~~ not included under separate management are valued at amortized cost;

•	the statement of income does not reflect the premiums, payments and change in reserve concerning these products, but only the income items represented by the charges and commissions payable, and the cost items represented by the provisions and other charges. More specifically, the international accounting standards, contained in IAS 39 and 18, provide that for the liabilities designated at fair value, income and costs relating to the products in question be identified and classified under two headings:

(i) origination, to be recorded in the statement of income at the time the product is issued;

(ii) investment and management services, to be amortized over the life of the product which depends on how the service is provided.

In addition, as regards specific asset products not included under separate management, incremental income and cost items are included in the calculation of the amount to be amortized;

•	the insurance component included in the index- and unit-linked products, where it can be unbundled, is independently valued and recorded.

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APPENDIX 5 – Response to Staff Comment 6

2005 Form 20-F - Page F-131

     We propose to add the following paragraph on page F-131 of the 2005 Form 20-F as highlighted below:

C.   SECURITIZATION AND SALE OF ASSET TRANSACTIONS

C.1 Securitization transactions

     As at December 31, 2005, SANPAOLO IMI Group has in place a securitization transaction performed by the subsidiary Sanpaolo Leasint S.p.A.:

     SPLIT2 Operation—in the fourth quarter of 2004 Sanpaolo Leasint sold, without recourse, to Split2 Srl, a vehicle company specially set up pursuant to Italian law no. 130/99, the loans deriving from performing leasing contracts covering real estate, automotive vehicles and capital goods for a total amount of 1,805 million euro. In addition to this portfolio, and to meet certain conditions, the structure of the operation includes the sale of further portfolios on a quarterly basis which will replace the loans from time to time collected by Split2 in the first 18 months (revolving period). In order to gather the funding necessary for purchasing the loans, Split2 issued three classes of security with ratings assigned by all three agencies (Moody's, S & P and Fitch), which have been successfully put on the market, and a Junior class of 18 million euro, completely underwritten by Sanpaolo Leasint. The objectives of the operation were to diversify the company's sources of funding, to implement a time matching between the funding and the underlying loans and investments, and to free up economic and regulatory capital. In its role as servicer, Sanpaolo Leasint continues to manage the collections on the loans portfolio that was sold and to maintain direct relations with the customers, transferring the collections in terms of principal and interest from the portfolio to accounts opened in the name of the SPV at the depositary bank of the collections. It regularly provides information on the portfolio, necessary for monitoring by the rating agencies. The amount of loans collected as servicer as at December 31, 2005 comes to 622 million euro. The securitised assets underlying the Junior security as at December 31, 2005 are 1,622 million euro referrable to performing loans, 11 million euro reconcilable to expired and unpaid loans (delinquent loans) and three million euro referrable to defaulted loans.

In accordance with SIC 12, the special purpose vehicle Split 2 is consolidated in the financial statements of the Group, together with Sanpaolo Leasint, the subsidiary performing the securitization transaction. As a result, assets, liabilities, gains and losses from transactions between Sanpaolo Leasint and Split2 are eliminated through consolidation.

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